SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Western Asset Emerging Markets Income Fund Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

95766E103
(CUSIP Number)

February 10, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 13 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95766E103	13G	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Saba Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 813,857
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 813,857
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 813,857
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.84%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 95766E103	13G	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Saba Capital Master Fund II, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 520,744
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 520,744
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 520,744
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.82%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 95766E103	13G	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Saba Capital Leveraged Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 174,067
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 174,067
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,067
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.61%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 95766E103	13G	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Saba Capital Partners (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 105,737
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 105,737
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,737
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.37%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 95766E103	13G	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,614,405
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,614,405
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,614,405
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.64%
12	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 95766E103	13G	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,614,405
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,614,405
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,614,405
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.64%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 95766E103	13G	Page 8 of 13 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is Western Asset Emerging Markets Income Fund Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 620 Eighth Avenue, 49th Floor, New York, NY 10018.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i)	Saba Capital Master Fund Ltd., a Cayman Islands exempted company ("SCMF"), with respect to the shares of Common Stock (as defined in Item 2(d) below) held by it;
(ii)	Saba Capital Master Fund II, Ltd., a Cayman Islands exempted company ("SCMF II"), with respect to the shares of Common Stock held by by it;
(iii)	Saba Capital Leveraged Master Fund Ltd., a Cayman Islands exempted company ("SCLMF"), with respect to the shares of Common Stock held by it;
(iv)	Saba Capital Partners (Cayman), L.P., a Cayman Islands exempted limited partnership ("SCP"), with respect to the shares of Common Stock held by it;
(v)	Saba Capital Management, L.P., a Delaware limited partner ("Saba Capital") as investment manager of SCMF, SCMF II, SCLMF and SCP, with respect to the shares of Common Stock held by SCMF, SCMF II, SCLMF and SCP; and
(vi)	Boaz R. Weinstein ("Mr. Weinstein"), member of Saba Capital Management GP, LLC, the general partner of Saba Capital, with respect to the shares of Common Stock held by SCMF, SCMF II, SCLMF and SCP.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the forgoing persons or the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of Saba Capital and Mr. Weinstein is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

The address of the registered office of SCMF, SCMF II, SCLMF and SCP is Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

CUSIP No. 95766E103	13G	Page 9 of 13 Pages

Item 2(c).	CITIZENSHIP

SCMF, SCMF II and SCLMF are exempted companies organized under the laws of the Cayman Islands. SCP is an exempted limited partnership organized under the laws of the Cayman Islands. Saba Capital is a Delaware limited partnership. Mr. Weinstein is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.001 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER

95766E103

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________________

CUSIP No. 95766E103	13G	Page 10 of 13 Pages

Item 4.	OWNERSHIP

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
The Company's Form N-CSR filed on January 24, 2014, indicates that the total number of outstanding shares of Common Stock as of November 30, 2013 was 28,629,885. The percentages used herein and in the rest of the Schedule 13G are based upon such number of shares of Common Stock outstanding.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 95766E103	13G	Page 11 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 20, 2014

SABA CAPITAL MASTER FUND, LTD.

/s/ Kenneth J. Weiller
Name: Kenneth J. Weiller
Title: Director

SABA CAPITAL LEVERAGED MASTER FUND, LTD.

/s/ Kenneth J. Weiller
Name: Kenneth J. Weiller
Title: Director

SABA CAPITAL MASTER FUND II, LTD.

/s/ Kenneth J. Weiller
Name: Kenneth J. Weiller
Title: Director

SABA CAPITAL PARTNERS (CAYMAN), L.P.
By: Saba Capital, LLC, its general partner
By: /s/ Boaz R. Weinstein
Name: Boaz R. Weinstein
Title: Managing Member

SABA CAPITAL Management, L.P.

By: Saba Capital Management GP, LLC,
its general partner

By: /s/ Boaz R. Weinstein
Name: Boaz R. Weinstein
Title: Managing Member

BOAZ R. WEINSTEIN

/s/ Boaz R. Weinstein

CUSIP No. 95766E103	13G	Page 12 of 13 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: February 20, 2014

SABA CAPITAL MASTER FUND, LTD.

/s/ Kenneth J. Weiller
Name: Kenneth J. Weiller
Title: Director

SABA CAPITAL LEVERAGED MASTER FUND, LTD.

/s/ Kenneth J. Weiller
Name: Kenneth J. Weiller
Title: Director

SABA CAPITAL MASTER FUND II, LTD.

/s/ Kenneth J. Weiller
Name: Kenneth J. Weiller
Title: Director

SABA CAPITAL PARTNERS (CAYMAN), L.P.
By: Saba Capital, LLC, its general partner
By: /s/ Boaz R. Weinstein
Name: Boaz R. Weinstein
Title: Managing Member

CUSIP No. 95766E103	13G	Page 13 of 13 Pages

SABA CAPITAL Management, L.P.

By: Saba Capital Management GP, LLC,
its general partner

By: /s/ Boaz R. Weinstein
Name: Boaz R. Weinstein
Title: Managing Member

BOAZ R. WEINSTEIN

/s/ Boaz R. Weinstein